# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Diameter Dynamic Credit Fund, CIK 0002067955
CUSIP: 000000000
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: C/O DIAMETER CAPITAL PARTNERS LP, 50 HUDSON YARDS, SUITE 6600A, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-26-002160
Filed by CIK 0002134287

## Reporting persons
- Abu Dhabi Pension Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Arab Emirates (C0); sole voting power 10,057,212.33; shared voting power 0; sole dispositive power 10,057,212.33; shared dispositive power 0; aggregate amount beneficially owned 10,057,212.33 (18.68% of the class)

## Item 1. Issuer
Name of issuer: Diameter Dynamic Credit Fund
Address of issuer's principal executive offices: C/O DIAMETER CAPITAL PARTNERS LP, 50 HUDSON YARDS, SUITE 6600A, New York, New York, 10001

## Item 2. Person Filing
Name of person filing: Abu Dhabi Pension Fund
Address of principal business office or, if none, residence: Street No. 6 Off Airport Road P.O. Box 3122
Citizenship: United Arab Emirates

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Public pension fund subject to regulation under the Abu Dhabi Pension Fund Law No (2) of 2000

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row 9 on the cover page is hereby incorporated by reference into this Item 4(a).
Percent of class: The information set forth in Row 11 on the cover page is hereby incorporated by reference into this Item 4(b).
Sole power to vote or to direct the vote:
The information set forth in Rows 5 through 8 on the cover page is hereby incorporated by reference into this Item 4(c).

This Schedule 13G is being filed by Abu Dhabi Pension Fund ("ADPF") with respect to securities directly owned by Credit Investment Holding II RSC Limited (the "Subsidiary"), a wholly owned subsidiary of ADPF. As the parent entity of the Subsidiary, ADPF may be deemed to beneficially own the securities directly owned by the Subsidiary. Each of ADPF and the Subsidiary disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the filing of this Schedule 13G shall not be construed as an admission that either of ADPF or the Subsidiary is the beneficial owner of any such shares for purposes of Section 16(a) or Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Employee benefit plans is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Abu Dhabi Pension Fund: Iman AlYazouri, Iman AlYazouri / Director, Investment Implementation Division (11/09/2026)